Exhibit 21.1

Subsidiaries of Zapp Electric Vehicles Group Limited

The following list sets forth the subsidiaries of Zapp Electric Vehicles Group Limited upon completion of the Business Combination:

Name of Subsidiary	Jurisdiction of Incorporation
Zapp Electric Vehicles, Inc.	Delaware
Zapp Electric Vehicles Limited Zapp Scooters Limited	United Kingdom United Kingdom
Zapp Electric Vehicles (Sales) Limited	United Kingdom
Zapp Scooters Sales France SAS	France
Zapp Electric Vehicles (Ireland) Limited	Ireland
Zapp Scooters (Thailand) Co., Ltd.	Thailand